CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

April 20, 2007
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) has arranged a non-brokered private placement of up to 1,400,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year from the date of closing.

The net proceeds of the offering will be used for additional exploration and development work on the Company's mining properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

On Behalf of the Board of Directors:

“Louis Wolfin”
Louis Wolfin
President

 The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.